May 17, 2022

Alphabet Inc.

Memo: Proposal #6 for Report on Lobbying Alignment with the Goals of the Paris Climate Agreement

To Alphabet Shareholders:

Zevin Asset Management, the Unitarian Universalist Common Endowment Fund LLC Benedictine Sisters of Virginia, Boston Trust Walden, Dana Investment Advisors, Dominican Sisters of Springfield, IL, Dominican Sisters, 444S Foundation, Grand Rapids (on whose behalf Zevin Asset Management filed), Investor Advocates for Social Justice (for American Baptist Home Mission Society), and Missionary Oblates - OIP Trust, are urging shareholders to vote FOR Item 6 at the Alphabet Inc. (“Alphabet”) shareholder meeting on June 1, 2022.

This notice of exempt solicitation is being provided on a voluntary basis.

The proposal

The proposal asks Alphabet to prepare an annual report on the alignment of its lobbying through third parties – trade associations, social welfare organizations, and other nonprofits that conduct public policy advocacy on their behalf – and the goals of the Paris Climate Agreement. Our arguments supporting the Resolved clause are outlined below.

RESOLVED: Shareholders request the Alphabet Inc. Board of Directors within the next year conduct an evaluation and issue a report (at reasonable cost, omitting proprietary information) describing if, and how, its lobbying activities (directly and indirectly through trade associations and social welfare and nonprofit organizations) align with the Paris Agreement’s ultimate goal to limit average global warming to 1.5° C. The report should also address Alphabet’s plans to mitigate the risks presented by any misalignment.

1. Alphabet has aggressive climate goals.

In September 2020, the Company made a bold commitment: “by 2030, Google intends to run on carbon-free energy everywhere, at all times.”1 The Company’s journey towards net zero began in 2007 when it announced its carbon neutral goal. Ten years later, Google became the first major company to match 100% of their annual electricity consumption with renewable sources. Today, Google is the world’s largest corporate purchaser of clean energy. To move this agenda forward, the Company in 2022 launched the global 24/7 Carbon-free Energy Compact2 through which a group of energy buyers, energy suppliers, governments, system operators, solutions providers, investors, and other organizations joined together to accelerate the decarbonization of electricity grids by adopting, enabling, and advancing 24/7 Carbon-free Energy (CFE).

_____________________________

1 https://www.gstatic.com/gumdrop/sustainability/247-carbon-free-energy.pdf

2 https://www.un.org/en/energy-compacts/page/compact-247-carbon-free-energy

1

Alphabet announced its commitment to run on carbon-free energy by 2030 in a document called “24/7 by 2030: Realizing a Carbon-free Future.” There the Company identifies three legs to its strategy, the third of which is to “work with partners to advocate for smart public policy.”3 In other words, the Company believes that to achieve its climate goals, supportive public policy is essential. In a step to further advocate for coordinated climate policy, a review of potential conflicts of interest with Google’s own public policy engagement protocols should help to ensure accountability internally and externally to investors and stakeholders.

Therefore, the proponents believe that Company management and its board must ensure that all public policy advocacy activities and spending are aligned and coordinated, including support for third party organizations that engage in lobbying.

2. The Company has best practice in public policy disclosure.

The Company’s disclosure of its public policy positions and priorities is best in class. In April of 2022, Alphabet released “A Policy Roadmap for 24/7 Carbon-Free Energy”4 that lays out a detailed policy agenda for accelerating electricity grid decarbonization. Importantly, the document says, “we will develop partnerships and advocate for policies that accelerate electricity decarbonization across the globe. This pillar is, in fact, the most important.” (Emphasis ours.) Clearly Alphabet recognizes how critical public policy is, not only to the world’s prospects for reaching the goals of the Paris Agreement, but the Company’s prospects for achieving its own goals. Thus, it is imperative that all of the Company’s policy advocacy – direct lobbying, public statements, reports, and funding of organizations engaged in policy advocacy – be pointing in the same direction.

3. Investor support for lobbying transparency and alignment.

Because of the reputational risk and potential damage to shareholder value, there is growing investor support worldwide for lobbying transparency from portfolio companies.

·	In the fall of 2019, 200 institutional investors with a combined $6.5 trillion in assets under management issued a report entitled “Investor Expectations on Climate Lobbying” that called on companies to disclose their “direct and indirect lobbying on climate change policies” and “The company’s membership in, or support for, third party organizations that engage on climate change issues.”[5]

_____________________________

3 Ibid, p. 10

4 https://www.gstatic.com/gumdrop/sustainability/policy-roadmap-carbon-free-energy.pdf

5 https://www.ceres.org/news-center/press-releases/200-investors-call-us-companies-align-climate-lobbying-paris-agreement

2

·	The International Corporate Governance Network (ICGN) representing more than $18 trillion in assets, supports lobbying disclosure and political spending disclosure as best practice, and supports disclosure of any payments over $10,000.[6]

·	Last year, support for shareholder proposals on the parallel issue of corporate political activity reached record levels (43% in 2021 versus 36% in 2020) [7] including 14 majority votes.[8] This is unprecedented and reflects growing investor concerns about the risks inherent in corporate involvement in public policy issues.

·	In 2022, some 46 shareholder proposals requesting enhanced lobbying transparency have been filed and 18 withdrawn by March 14 after proponents came to agreement with companies.[9]

·	In April 2022, a large group of investors released the Global Standard on Responsible Corporate Climate Lobbying10, which demonstrates the global consensus among influential investors on a framework for assessing both direct and indirect corporate lobbying in a relevant, systematic, and credible manner.

·	Of the 22 proposals on climate lobbying alignment that ICCR is tracking, only one has gone to a vote (Honeywell on April 25th) and 4 more are possible to go to vote. All other proposals have been withdrawn in light of agreements with the company (as of the date of this proxy memo).

4. Major corporations in the US and Europe are issuing policy alignment reports.

Corporate best practice on lobbying disclosure is evolving, both on spending transparency and consistency of public policy positions.

·	Companies have begun producing reports which assess the alignment between company positions on climate change, and the positions and lobbying of their key trade associations.[11] Examples of companies producing reports include BP12, CSX, Ford Motor Company, GM and Shell.[13]

·	Alphabet’s trade association disclosure lags many of its peer group members which disclose their trade associations payments and the amounts used for lobbying. Examples include 3M, Becton Dickinson, Boston Scientific, Bristol-Myers Squibb, Johnson & Johnson, Medtronic, Merck, and United Technologies.[14]

_____________________________

6 https://www.icgn.org/sites/default/files/ICGN%20Political%20Lobbying%20%26%20Donations%202017.pdf

7 https://www.conference-board.org/blog/environmental-social-governance/Record-Support-Political-Activity-SHPs

8 https://www.asyousow.org/press-releases/2021/6/24/record-breaking-year-for-environmental-social-and-sustainable-governance-shareholder-resolutions

9 https://ceres.org/news-center/press-releases/shareholders-escalate-campaign-pressing-companies-walk-their-talk

10 https://climate-lobbying.com/

11 https://www.washingtonpost.com/climate-environment/2020/02/25/bp-pull-out-trade-groups-over-climate-policies/

12 https://www.bp.com/en/global/corporate/news-and-insights/bp-magazine/bp-releases-trade-associations-report.html

13 https://www.shell.com/media/news-and-media-releases/2019/shell-publishes-reports-on-industry-associations-sustainability.html

14 3M, Becton Dickinson, Bristol-Myers Squibb and Merck disclose their trade association payments used for lobbying. Boston Scientific, Johnson & Johnson, Medtronic, and United Technologies disclose also disclose their trade association payments, as well as the amounts of those payments used for lobbying.

3

5. Trade association disclosure.

Alphabet’s disclosure of its funding of organizations that lobby on climate policy, and the nature of engagement with such organizations, is lacking. The Company:

·	Limits disclosures to a list of trade association memberships;

·	Does not provide the criteria for listing;

·	Mixes trade associations, social welfare groups, and nonprofits. Separating these would provide more useful information to investors;

·	Does not disclose due amounts or fees. This is important because amount paid indicates level of commitment and potential influence. While the highest dues are probably immaterial to the Company, they can be very material to the supported organization.

·	Does not disclose leadership positions or Committee roles in these organizations.

Alphabet should examine the policy positions of each organization and the degree to which such positions are aligned with Alphabet’s public policy priorities and the goals of the Paris Climate Agreement. Further, to the extent that there are misalignments, the company should explain why the Company remains engaged with the organization and what it is doing to mitigate the misalignments. The proponents of this resolution are not suggesting that the Company withdraw from every association where there is misalignment; rather, we would expect the company to assess the seriousness of the misalignment, be transparent about it, and take steps to address the misalignment using a diversity of tactics, such as:

·	Making a public statement about the divergence in public policy positions on climate;

·	Engaging with the board and leadership of the organization;

·	Advocating for change within the organization in collaboration with other member companies;

·	Developing and disclosing criteria for deciding whether to remain in the organization or end support; and

·	Annually reviewing each organization for policy misalignment.

4

6. Examples of possible misalignment.

Below are several examples of organizations whose policy advocacy may be at odds with Alphabet’s.

·	Alphabet has funded and continues to fund and be a member of a number of organizations that have regularly lobbied to halt international climate agreements, action that is in direct conflict with Alphabet’s stated climate commitments and climate policy priorities. Such organizations and business alliances include Americans for Tax Reform, the Taxpayers Protection Alliance, and the Competitive Enterprise Institute, to which Alphabet is allied. All three worked together to lobby former President Donald Trump to withdraw from the Paris Agreement, which he did.

·	The Competitive Enterprise Institute petitioned the US EPA to reconsider its 2009 Greenhouse Gas Endangerment Finding in recent years. It continues to focus on minimizing climate change disclosures in US markets[15] and building industry alliances to stifle climate policy progress. Alphabet has also sponsored and been on the host committee for gala events for the organization.

·	US Chamber of Commerce – While the Chamber has recently adjusted its public statements to express high level support for the Paris Agreement, its actual track record on lobbying shows the organization continues to oppose nearly all legislation that could significantly reduce greenhouse gas emissions. In 2021 the Chamber fought against the Reconciliation Bill that contained major investments in measures to address climate change. According to NRDC, “The Chamber is publicly threatening some members of Congress and warning them not to support the bill or they’ll lose the Chamber’s backing.”[16] Similarly Lobbymap says, “The Chamber shows some support for measures to advance low-emissions technologies but appears largely opposed to an urgent transition of the energy mix. It issued a policy statement in March 2021 in advance of President Biden's NDC announcement strongly advocating for a continued role for fossil fuels, including coal, in the energy mix. In particular, the Chamber has opposed regulation that would limit unabated coal in the energy mix.”[17]

·	American Enterprise Institute – As recently as June 2021, AEI published a paper that seriously questioned accepted climate science and argued that measures to address climate change were too costly. The paper said, “Luckily for us, the truth is that the ongoing crusade for major reductions in greenhouse-gas emissions — that is, large shifts away from inexpensive energy — is grounded in an alarmism entirely unsupported by the available scientific evidence.”[18] This is clearly at serious odds with Alphabet’s policy priorities and its goal of powering its business on carbon-free energy.

_____________________________

15 (https://www.sec.gov/comments/climate-disclosure/cll12-8911811-244422.pdf)

16 https://www.nrdc.org/experts/john-bowman/us-chamber-commerce-opposes-climate-action-corporate-america-claims-back#:~:text=U.S.%20Chamber%20of%20Commerce%20Opposes%20Climate%20Action%20That%20Corporate%20America%20Claims%20to%20Back,-September%2029%2C%202021&text=If%20slogans%20could%20fix%20the,something%20else%20on%20Capitol%20Hill.

17 https://lobbymap.org/influencer/US-Chamber-of-Commerce

18 https://www.aei.org/articles/the-case-for-climate-change-realism/

5

·	Other trade groups with which the Company is connected, such as BusinessEurope, the California Chamber of Commerce, the CATO Institute, the Federalist Society, the National Review Institute, the Business Roundtable, Western Energy Freedom Action, and the Republican Governors Association, have been listed or ranked by third party organizations as “anti-climate” or major barriers to the Paris Agreement or similar national climate policy efforts.

These are just a few examples noted by the proponents as evidence that a more thorough review is required to ensure effective and efficient achievement of Alphabet’s stated climate targets and policy priorities. If the company is already doing such policy alignment analysis, it should be disclosed to shareholders. Without regular assessment of direct and indirect policy activities, the Company may be exposing itself to serious risk. It is not the job of shareholders to conduct this policy alignment analysis, but the role of management to assess how payments to third party policy organizations advance, or hinder, its strategy to address climate change. And it is the responsibility of the board to oversee this process and ensure that the knowledge gained drives strategy.

7. The risks of misalignment.

·	Alphabet’s public disclosure is limited. It does not adequately address the rationale for Alphabet’s membership in trade associations or contributions to nonprofits or charities despite their often clear incongruence with Alphabet’s own policy stances, commitments, and goals related to climate change risk, mitigation, and transition.

·	Risk of brand erosion is significant. Alphabet’s brand and credibility are built on its significant investments to ensure product development, supply chain management, and ad-revenue model (pledge to fight misinformation via ads) are aligned with the Company’s sustainability commitments.

·	Systemic risk. The Company’s strategy is aligned with achieving the goals of the Paris Agreement, making clear that they are committed to a low-carbon future. The ripple effects from misdirected lobbying can be significant if there is a public perception that its lobbying through third parties spreads misinformation or seeks to delay action on climate.

* * *

In summary, and with reference to all of the arguments laid forth in this memo, we believe that Alphabet’s current lobbying disclosures are inadequate to protect shareholder interests. We urge you to vote FOR Item 6, the shareholder proposal requesting an evaluation of how its lobbying activities align with the Paris Agreement’s ultimate goal to limit average global warming to 1.5° C.

Sincerely,

Marcela Pinilla

Director of Sustainable Investing

Zevin Asset Management

6

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Zevin Asset Management is not able to vote your proxies, nor does this communication contemplate such an event. The proponents urge shareholders to vote for Item 6 following the instructions provided on management’s proxy mailing.

7